Exhibit 99.142

NR: 21-23 | May 25, 2021

Skeena Discovers High Grade Mineralization in Former Eskay Creek

Waste Facility Including 6.89 g/t AuEq over 22.80 metres

Vancouver, BC (May 25, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report drilling results from the 2021 permitted Albino Waste Facility (“AWF” or “Albino”) investigation at the Eskay Creek Project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. This initial examination, totaling 190 m, was completed utilizing an air rotary drill rig from the ice surface of the AWF in March 2021. Analytical results from the first four of eight drill holes are presented in this release. The remaining holes will be released once analyses are available. Reference images are presented at the end of this release as well as on the Company’s website.

Eskay Creek AWF 2021 Highlights:

•	4.17 g/t Au, 160 g/t Ag (6.31 g/t AuEq) over 16.01 m (SK-21-841)

•	4.18 g/t Au, 190 g/t Ag (6.72 g/t AuEq) over 12.16 m (SK-21-842)

•	4.16 g/t Au, 204 g/t Ag (6.89 g/t AuEq) over 22.80 m (SK-21-843)

•	3.13 g/t Au, 127 g/t Ag (4.82 g/t AuEq) over 19.76 m (SK-21-844)

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths equate to 100% of reported sample lengths. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Historical Waste Facility Demonstrates Significant Grade and Potential

Situated west of the Eskay Creek mine site, the Albino Waste Facility was utilized by former operators as a subaqueous repository for mine waste management and included both mine waste rock as well as mill tailings.

During historical operations, the underground mine development was largely tunneled in the often-mineralized footwall Rhyolite sequences below the mined Contact Mudstone. Although these rocks possessed variable Au-Ag grades, former operators considered the Rhyolite-hosted mineralization uneconomic due to the high cutoff grades required at the time. Hence, this development rock was transferred to the AWF for subaqueous deposition.

Via the initial drill-based investigation in Q1 2021, the Company has now empirically demonstrated that significant Au-Ag mineralization was in fact deposited at Albino. The area of the AWF measures 128,900 m2, of which the Company has only tested a small portion measuring 5,200 m2. As such, only 4% of the entire AWF has been investigated to date. This first phase of drilling was performed on staggered 50 m centers from the frozen ice surface. Although more drill holes were planned, ice conditions deteriorated, and the program was terminated early for safety reasons.

Analytical results for the first four drill holes indicate excellent downhole as well as hole to hole Au-Ag grade continuity. Of particular note are the relatively low concentrations of mercury which only range from 11 to 99 ppm. Arsenic and antimony concentrations are variable but fall within expected values and are detailed in Table 1.

Next Steps – 2021 Program Extension

The Company is currently planning an extension to this drilling program which will be completed in the second half of 2021 based on the positive results from the preliminary investigation.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling to advance Eskay Creek to full Feasibility by Q1 2022. Additionally, Skeena continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and John Tyler. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2021 Albino Drilling Campaign Length-Weighted Drill Hole Composites:

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Hg (ppm)	Sb (ppm)	As (ppm)
SK-21-841	2.33	3.85	1.52	4.41	131	6.16	67	842	284
SK-21-841	3.85	7.70	3.85	3.40	153	5.44	60	3,610	304
SK-21-841	7.70	9.22	1.52	3.66	170	5.93	60	3,620	289
SK-21-841	9.22	10.74	1.52	5.38	253	8.75	60	3,970	302
SK-21-841	10.74	12.26	1.52	2.58	93	3.82	23	1,260	259
SK-21-841	12.26	13.78	1.52	6.58	321	10.86	90	5,420	383
SK-21-841	13.78	15.30	1.52	2.67	62	3.50	13	280	260
SK-21-841	15.30	16.82	1.52	4.30	98	5.61	28	468	286
SK-21-841	16.82	18.34	1.52	5.77	169	8.02	40	733	282
Composite	2.33	18.34	16.01	4.17	160	6.31	51	2,443	296
SK-21-842	4.63	6.15	1.52	3.69	166	5.90	20	507	257
SK-21-842	6.15	7.67	1.52	3.45	145	5.38	24	523	385
SK-21-842	7.67	9.19	1.52	4.38	300	8.38	44	908	423
SK-21-842	9.19	10.71	1.52	5.45	241	8.66	43	840	361
SK-21-842	10.71	12.23	1.52	4.73	225	7.73	45	835	334
SK-21-842	12.23	13.75	1.52	3.83	128	5.54	34	611	270
SK-21-842	13.75	15.27	1.52	1.30	52	1.99	11	190	97
SK-21-842	15.27	16.79	1.52	6.64	263	10.15	48	876	174
Composite	4.63	16.79	12.16	4.18	190	6.72	34	661	288
SK-21-843	3.04	6.08	3.04	2.23	104	3.62	23	524	341
SK-21-843	6.08	7.60	1.52	4.82	304	8.87	53	1,635	462

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Hg (ppm)	Sb (ppm)	As (ppm)
SK-21-843	7.60	9.12	1.52	3.79	269	7.38	39	821	408
SK-21-843	9.12	10.64	1.52	11.75	403	17.12	62	4,770	470
SK-21-843	10.64	12.16	1.52	7.86	593	15.77	87	2,180	679
SK-21-843	12.16	13.68	1.52	5.31	299	9.30	59	1,430	574
SK-21-843	13.68	15.20	1.52	8.37	371	13.32	99	2,400	784
SK-21-843	15.20	16.72	1.52	4.18	159	6.30	51	1,205	325
SK-21-843	16.72	18.24	1.52	2.71	111	4.19	35	735	219
SK-21-843	18.24	19.76	1.52	2.56	97	3.85	35	654	171
SK-21-843	19.76	21.28	1.52	2.65	98	3.95	32	719	210
SK-21-843	21.28	22.80	1.52	1.03	35	1.50	15	280	155
SK-21-843	22.80	24.32	1.52	1.14	56	1.89	23	501	160
SK-21-843	24.32	25.84	1.52	1.76	64	2.61	17	639	185
Composite	3.04	25.84	22.80	4.16	204	6.89	44	1,268	366
SK-21-844	1.95	4.99	3.04	2.12	62	2.94	11	244	161
SK-21-844	4.99	6.51	1.52	2.07	76	3.08	12	309	186
SK-21-844	6.51	8.03	1.52	4.74	66	5.62	15	350	291
SK-21-844	8.03	9.55	1.52	3.39	99	4.71	17	445	398
SK-21-844	9.55	11.07	1.52	2.98	137	4.81	23	593	263
SK-21-844	11.07	12.59	1.52	4.06	186	6.54	26	735	260
SK-21-844	12.59	14.11	1.52	3.49	135	5.29	40	679	326
SK-21-844	14.11	15.63	1.52	3.27	97	4.56	31	642	476
SK-21-844	15.63	17.15	1.52	3.57	204	6.29	26	713	396
SK-21-844	17.15	18.67	1.52	3.16	224	6.15	27	760	455
SK-21-844	18.67	20.19	1.52	5.13	271	8.74	41	925	539
SK-21-844	20.19	21.71	1.52	0.55	35	1.02	7	132	69
Composite	1.95	21.71	19.76	3.13	127	4.82	22	521	306

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths equate to 100% of reported sample lengths. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-21-841	6686.3	9475.2	1049.00	25.9	0.0	-90.0
SK-21-842	6734.2	9551.6	1049.80	19.8	0.0	-90.0
SK-21-843	6647.5	9622.3	1049.80	35.0	0.0	-90.0
SK-21-844	6645.3	9566.4	1049.78	29.3	0.0	-90.0

ESKAY CREEK PROJECT
SITE LOCATION MAP
MAY 2021
ESKAY CREEK MINE SITE
21 ZONES
ALBINO WASTE FACILITY
22 ZONES
MAIN ACCESS ROAD
2021 AU-AG RESOURCES
(PROJECTED TO SURFACE)
WATERBODY
TAILINGS STORAGE FACILITY
0
1
2
3
4 Kilometers

ESKAY CREEK PROJECT
ALBINO WASTE FACILITY
COMPOSITE VERTICAL SECTION
150 METRE SECTION ENVELOPE
LOOKING GRID NORTH
SKEENA DRILL INTERCEPT (G/T AUEQ ANNOTATION)
WASTE ROCK AND TAILINGS
WATER SURFACE
1050 mASL
1000 mASL
WASTE ROCK AND TAILINGS
BEDROCK
SK-21-844
SK-21-841
SK-21-842
SK-21-843:
4.16 g/t Au, 204 g/t Ag
(6.89 g/t AuEq) over 22.80 metres
SK-21-842:
4.18 g/t Au, 190 g/t Ag
(6.72 g/t AuEq) over 12.16 metres
SK-21-841:
4.17 g/t Au, 160 g/t Ag
(6.31 g/t AuEq) over 16.01 metres
SK-21-844:
3.13 g/t Au, 127 g/t Ag
(4.82 g/t AuEq) over 19.76 metres
50 METRES
250 mE
300 mE